

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 18, 2008

Mr. Lindsay Hall
Chief Financial Officer
Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, British Columbia V6C 2X8

   Re: Goldcorp Inc.
     Form 40-F for Fiscal Year Ended December 31, 2006
     Filed April 2, 2007
     Response Letter Dated November 29, 2007
     File No. 001-12970

Dear Mr. Hall:

  We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

20. Reconciliation to United States Generally Accepted Accounting Principles, page 35

General

1. We note from your response to our prior comment number one, that you believe the production stage commences for purposes of applying EITF 04-6 when saleable material is first obtained from the processing facility. Please explain why you believe this is consistent with EITF 04-6 which states production is deemed to have occurred when more than a de minimus amount of saleable material is first extracted (produced). Please refer also to Chapter 4 of ARB 43

and explain why you believe your cost attribution method is consistent with U.S. GAAP.

2.   It appears from your response that you are suggesting unprocessed ore is not saleable to warrant cost attribution under EITF 04-6. If true, please explain why you believe that unprocessed ore and ore that is undergoing processing does not have utility. Please refer to Statement 6, Chapter 4 of ARB 43.

3.   Please tell us if your timing for attributing other costs of production is similar to your policy for attributing stripping costs for U.S. GAAP purposes. Please contact us to discuss.

4.   We note your response to our prior comment number two regarding the disclosure of amounts that have been capitalized. It appears the amounts referred to in your response are the costs we are requesting you to disclose. Please note that our request was intended to include any drilling and related costs incurred outside the boundaries of your proven and probable reserves at your development or production stage properties, regardless of the information derived from those activities. Please contact us to discuss.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Jennifer O'Brien at (202) 551-3721, or in her absence, Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief